One Financial Center Boston, MA 02111 617 542 6000 mintz.com

April 23, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Joshua Gorsky and Tim Buchmiller

Re:	NuCana plc Draft Registration Statement on Form F-1 Submitted on April 4, 2025 CIK No. 0001709626

Ladies and Gentlemen:

We are submitting this letter on behalf of NuCana plc (the “Company”) in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated April 17, 2025 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Hugh S. Griffith, Chief Executive Officer of the Company, relating to the above-referenced Draft Registration Statement on Form F-1. In conjunction with this letter, the Company is filing a Registration Statement on Form F-1 with the Commission (the “Form F-1”).

For reference, we have set forth below in italics the Staff’s comments from the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Form F-1. Page numbers referred to in the responses reference the applicable pages of Form F-1.

Draft Registration Statement on Form F-1

Cover Page

Comment 1: We note your disclosure on page 10 that the Series A Warrants and Series B Warrants contain reset provisions that may result in a downward adjustment to the exercise price of such warrants, and that may result in a corresponding increase to the number of ADSs issuable upon the exercise of such warrants, and that, additionally, if the Series B Warrants are exercised by way of an “alternative cashless exercise,” such exercising holder will receive three ADSs for each ADS they would receive in a cash exercise for the Series B Warrants they exercise, without any cash payment to the company (subject to the mandatory nominal exercise price). Please revise the cover page headings, the cover page narrative and the Prospectus Summary to highlight the maximum number of ADSs that could be issued upon the exercise of your Series A Warrants and Series B Warrants, and, if similar formulas apply, the Pre-Funded Warrants. For guidance, refer to Regulation S-K Item 501(b)(2). Additionally, as appropriate for each of the respective warrants, disclose that the number of ADSs issuable upon the exercise of such warrants increases as the stock price falls further below the initial exercise price of such warrants.

BOSTON LOS ANGELES MIAMI NEW YORK SAN DIEGO SAN FRANCISCO TORONTO WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

April 23, 2025 Page 2

Response 1: The Company respectfully acknowledges the Staff’s comment and has revised this disclosure on the cover page headings, the cover page narrative and the Prospectus Summary, as well as pages 11, 50, and 52 of the Form F-1 in accordance with the Staff’s comment.

Comment 2: With respect to the “alternative cashless exercise” feature of the Series B Warrants, please revise the cover page narrative and Prospectus Summary to explain, if true, that as a result of this feature you do not expect to receive any cash proceeds from the exercise of those warrants because it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one ADS when they could choose the “alternative cashless exercise” option and pay no money, except for the mandatory nominal exercise price, to receive three ADSs. Additionally, please include in your disclosure, where appropriate, the value of the “mandatory nominal exercise price” referenced on page 10.

Response 2: The Company respectfully acknowledges the Staff’s comment and has revised this disclosure on the cover page narrative and Prospectus Summary and pages 11 and 52 of the Form F-1 in accordance with the Staff’s comment.

Risk Factors

Risks Related to This Offering

We are selling a substantial number of ADSs in this offering, which could cause the price of our ADSs to decline., page 9

Comment 3: We note your risk factor disclosure on page 10 that the Series A Warrants and the Series B Warrants contain exercise price adjustments, adjustments to increase the number of ADSs “issuable” upon exercise, and, in the case of the Series B Warrants, an “alternative cashless exercise” feature, which, if triggered, may cause substantial dilution. Please revise the risk factor disclosure, or add a new risk factor, to address potential dilution from the reset provisions that could adjust upward the number of ADSs underlying the Series A Warrants and the Series B Warrants and from the “alternative cashless exercise” feature of the Series B Warrants. The risk factor should disclose the maximum number of ADSs that may be issuable upon exercise of all of the Warrants.

Response 3: The Company respectfully acknowledges the Staff’s comment and has revised the risk factor on page 11 of the Form F-1 in accordance with the Staff’s comment.

Comment 4: Please include a risk factor stating, if true, that this offering could cause the price of your ADSs to fall below the minimum bid price required by the Nasdaq Listing Rules, which could result in your ADSs being delisted from Nasdaq. To the extent you have plans to seek shareholder approval for a reverse stock split or have plans to increase the number of ordinary shares represented by your ADSs, please disclose such plans in this registration statement, including the proposed ratio, if known.

Response 4: The Company respectfully acknowledges the Staff’s comment and has added a risk factor on page 11 of the Form F-1 in accordance with the Staff’s comment.

General

Comment 5: We note your references in your prospectus to an “alternative cashless exercise” of the Series B Warrants. The term “cashless exercise” is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrants.

April 23, 2025 Page 3

In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout the prospectus by removing the references to “alternative cashless exercise” and exclusively using the term “zero exercise price” or another appropriate term that conveys that, in addition to the company receiving no, or nominal, cash upon the “alternative cashless exercise,” the warrant holders would be entitled to receive more ADSs than they would under the cash exercise terms.

Response 5: The Company respectfully acknowledges the Staff’s comment and has revised these references using the term “zero exercise price” in the Form F-1 in accordance with the Staff’s comment.

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We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me at (617) 348-3050 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ John T. Rudy
John T. Rudy

cc:
NuCana plc Hugh S. Griffith Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. William C. Hicks John T. Rudy Allyson Wilkinson